Exhibit 99.6

CONSENT OF QUALIFIED PERSON

December 8, 2025

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated December 8, 2025 (the Prospectus Supplement) to the Short Form Base Shelf Prospectus of Almonty Industries Inc. (the Corporation) dated October 31, 2025 and corresponding Form SUPPL dated December 8, 2025 (the U.S. Supplement) to the Registration Statement on Form F-10 (Registration No. 333-291009)

I, Adam Wheeler, B.Sc, M.Sc, C. Eng., consent to:

(a)	being named:

(i)	under the heading “Interest of Experts” in the Prospectus Supplement and the U.S. Supplement;

(ii)	under the headings “Current Technical Report”, “Adam Wheeler Site Visits”, “Drilling Summary” and “Interest of Experts” in the section entitled “Mineral Projects” at pages 59 to 129 of the Corporation’s supplemented short form PREP prospectus dated July 11, 2025 (the “PREP Prospectus”), which is incorporated by reference in the Prospectus Supplement and the U.S. Supplement; and

(iii)	under the heading “General” in the management’s discussion and analysis of the Company filed on November 3, 2025 for the three and nine months ended September 30, 2025 and 2024, which is incorporated by reference in the Prospectus Supplement and the U.S. Supplement,

as a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) who has reviewed, prepared or supervised the preparation of information upon which certain scientific and technical information relating to the Corporation’s mineral properties contained or incorporated by reference in the Prospectus Supplement and the U.S. Supplement is based (the Technical Disclosure);

(b)	the use of my name in the Prospectus Supplement and the U.S. Supplement in connection with the reference to my involvement in the preparation of the NI 43-101 technical report entitled “Report NI 43-101 Technical Report on the Mineral Resources of the Sangdong Molybdenum Stockwork Project, South Korea”, dated August 12, 2022 and effective May 31, 2022;

(c)	the use of my name in the PREP Prospectus in connection with references to my involvement in the preparation of the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Mineral Resources and Reserves of Sangdong Project, South Korea”, dated June 23, 2025 and effective February 28, 2025; and

(d)	the use of the Technical Disclosure contained in the Prospectus Supplement and the U.S. Supplement or incorporated by reference therein.

I confirm that I have read the Prospectus Supplement and the U.S. Supplement, including the Technical Disclosure contained in the Prospectus Supplement and the U.S. Supplement or incorporated by reference therein, and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Disclosure or that are within my knowledge as a result of the services performed by me in connection with the Technical Disclosure.

EXECUTED as of the date first above written.

Yours truly,

By:	/s/ Adam Wheeler
Adam Wheeler, B.Sc, M.Sc, C. Eng.

[Almonty Industries Inc. – Consent of Qualified Person]